Seth K. Weiner
July 30, 2015	404-504-7664
skw@mmmlaw.com
VIA EDGAR	www.mmmlaw.com

Mr. Tom Kluck, Legal Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:    Griffin-American Healthcare REIT 4, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-11
Submitted April 30, 2015
CIK No. 0001632970

Dear Mr. Kluck:

On behalf of Griffin-American Healthcare REIT 4, Inc. (the “Company”), please find transmitted herewith for filing the Company’s revised Registration Statement on Form S-11, as filed with the Securities and Exchange Commission (the “Commission”) on July 30, 2015 (CIK No. 0001632970) (the “Registration Statement”).

The revised Registration Statement is being filed principally in response to comments of the Commission’s staff (the “Staff”) set forth in the Commission’s letter dated June 1, 2015. The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Commission’s letter. References to page numbers (other than in headings taken from the Commission’s letter) are to pages of the Prospectus (the “Prospectus”) as revised and included in the revised Registration Statement.

On behalf of the Company, we respond to the specific comments of the Staff as follows:

General

Comment No. 1: We note your response to comment 1 of our comment letter dated March 12, 2015. We have referred your analysis to the Division of Investment Management and they will contact you directly when they have completed their review. Please feel free to contact the Division of Investment Management staff member referenced below regarding their review.

Response: The Company understands that the analysis provided in the Company’s letter dated April 30, 2015 will be reviewed by the Division of Investment Management.

Phone: 404.233.7000 | www.mmmlaw.com
1600 Atlanta Financial Center | 3343 Peachtree Road, NE | Atlanta, Georgia 30326
Atlanta • Raleigh-Durham • Savannah • Washington, DC
International Marketing Offices • Beijing • Taipei

MORRIS, MANNING & MARTIN, LLP

Mr. Tom Kluck
Securities and Exchange Commission
July 30, 2015

Investment Objectives, Strategy and Criteria, page 77

Investment Strategy

Real Estate Investments, page 83

Comment No. 2: We note your response to comment 10 in our letter dated March 12, 2015. Please revise your disclosure in this section consistent with your stated expectations regarding international acquisitions as noted in the risk factor on page 48 or advise.

Response: The Company respectfully submits that significant information regarding possible international acquisitions is already provided in the “Investment Objectives, Strategy and Criteria - Demographic Investing - Geographic Regions” section of the Prospectus, which immediately follows the “Investment Objectives, Strategy and Criteria - Real Estate Investments” section of the Prospectus. The Company respectfully believes that the current location of such information, within a discussion of the demographics and geographic regions in which the Company intends to invest, is the proper location for disclosure regarding potential international acquisitions, and that additional duplicative information in a section of the Prospectus that is so close to the current disclosure would not provide any additional material information to potential investors. The Company therefore respectfully requests that the Staff clear this comment.

Prior Performance Summary

Program Co-Sponsored by American Healthcare Investors and Griffin Capital, page 118

Comment No. 3: Please indicate the approximate percentage of the overall data that represents activities of programs with similar investment objectives or advise. See Item 8.A.1. of Industry Guide 5.

Response: The Company has revised the “Prior Performance Summary” section of the Prospectus contained in the revised Registration Statement to disclose that all of the information provided in such section of the Prospectus represents the performance of programs with investment objectives that are similar to the Company’s investment objectives.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Property Acquisitions, page 131

Comment No. 4: We note your response to prior comment 14. Please tell us how your policy of using thresholds for recording the above/below market components of acquired in-place leases, as well as the assumption of renewals for below market intangibles when rent option is greater than 5% below estimated market rent, complies with ASC 805-20-25-12. Additionally, please clarify if your case-by-case review of renewal options will include only leases that exceed the 5% threshold.

Response: ASC 805-20-25-12 states that an “acquirer shall determine whether the terms of each of an acquiree’s operating leases are favorable or unfavorable compared with the market terms of leases of the same or similar items at the acquisition date.” The Company submits that ASC 805-20-25-12 does not

MORRIS, MANNING & MARTIN, LLP

Mr. Tom Kluck
Securities and Exchange Commission
July 30, 2015

dictate how to compare the numerous characteristics of different leases (including rent, term, concessions, rent steps, recoveries, etc.) when determining if the terms of a lease are favorable or unfavorable, all of which can vary among different leases. Therefore, the Company submits that it will make a determination whether the terms of an operating lease are favorable or unfavorable on a case-by-case basis (with such case-by-case review applying to all leases) based on all facts and circumstances of the specific lease, which may include the length of the lease in place, the contractual ability of the tenant to sublease their space during the renewal term, the economic conditions of the area in which the property is located, performance of the property, performance of the individual tenant and any known facts or circumstances surrounding the tenant’s business operations. Accordingly, the Company has revised the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the Prospectus contained in the revised Registration Statement to remove references to particular thresholds and to confirm that the determination regarding whether the terms of an operating lease are favorable or unfavorable will be conducted on a case-by-case basis.

* * * * *

Thank you for your consideration of the Company’s response to the Staff’s comments. We appreciate your review and assistance. If you have any questions regarding this response, please do not hesitate to call the undersigned at (404) 504-7664.

Best regards,

MORRIS, MANNING & MARTIN, LLP

/s/ Seth K. Weiner

Seth K. Weiner

cc:	Jeffrey T. Hanson
Cora Lo, Esq.